Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

(In millions)

	2013	2012	2011	2010	2009

Portion of rentals representing interest,	$34	$24	$51	$88	$77
including discontinued operations

Capitalized interest,
including discontinued operations	27	68	208	410	441

Other interest and fixed charges,
including discontinued operations	295	236	239	105	160

Total fixed charges (A)	$356	$328	$498	$603	$678

Earnings-pretax income with applicable adjustments (B)	$5,288	$6,449	$4,723	$3,607	$3,163

Ratio of (B) to (A)	14.85	19.66	9.48	5.98	4.67